Exhibit 99.5

CONSENT OF JOHN SEELEY

The undersigned hereby consents to:

(1)	the inclusion in this Current Report on Form 6-K of enCore Energy Corp. (the “Company”) of the scientific and/or technical information contained in the Company’s Management’s Discussion and Analysis dated November 13, 2023 (the “Technical Information”) being filed with the United States Securities and Exchange Commission (the “SEC”) under cover of Form 6-K; and

(2)	the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into the Company’s Registration Statements on Form F-10 (File Nos. 333-272609 and 333-269428) and the Company’s Registration Statement on Form S-8 (File No. 333-273173), and any amendments thereto, filed with the SEC.

/s/ John M. Seeley
Name:	Name: John M. Seeley, Ph.D., P.G., C.P.G.
Title:	Manager, Geology and Exploration, enCore Energy Corp.

Date: November 13, 2023